Exhibit 99.1

KAMADA LTD.

COMPENSATION POLICY FOR EXECUTIVE OFFICERS

1.	Purpose

This Compensation Policy (the “Policy”) constitutes the Compensation Policy (as such term is defined in the Companies Law) of Kamada. Ltd. (the “Company”) with respect to the determination of Terms of Office and Engagement of Office Holders (as such term is defined in the Companies Law), other than non-employee directors (each an “Executive”), if and to the extent such determination is required by the Companies Law be made pursuant to the Compensation Policy.

2.	Definitions; Construction

2.1.	“Affiliate” of any Person, shall mean any other Person that, directly or indirectly through one or more intermediaries, is controlled by such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

2.2.	“Applicable Law” shall mean any applicable law, rule, regulation, statute, extension order, judgment, order or decree of any federal, state or local governmental, regulatory or adjudicative authority or agency, of any jurisdiction, and the rules and regulations of any stock exchange or trading or quotation system on which the securities of the Company are then traded, listed or quoted.

2.3.	“Board” means the Board of Directors of the Company.

2.4.	“Change of Control Event” means (i) acquisition (including an exchange) of more than 50% of the share capital of the Company by non-Affiliate holder, or a sale (including an exchange) of all or substantially all of the shares of the Company to any person, or a purchase by a shareholder of the Company or by an Affiliate of such shareholder of all the shares of the Company held by all or substantially all other shareholders or by other shareholders who are not Affiliated with such acquiring party; (ii) a sale of all or substantially all of the assets of the Company; and (iii) a merger (including, a reverse merger and a reverse triangular merger), consolidation amalgamation or like transaction of the Company with or into another corporation.

2.5.	“CEO” means the Chief Executive Officer of the Company.

2.6.	“C-Level Executive” means any Executive other than the CEO who is a C-suite executive (e.g., chief financial officer, chief operating officer, chief medical officer, chief commercial officer, etc.).

2.7.	“Committee” means the Compensation Committee of the Board, within the meaning of the Companies Law.

2.8.	“Companies Law” means the Israeli Companies Law, 5759-1999 together with the regulations promulgated thereunder, all as amended from time to time.

2.9.	“EBITDA” means the Company’s earnings in a given year before accounting for taxes on income, finance income and expenses, depreciation, amortization and costs associated with stock based compensation.

2.10.	“Office Holders” or “Executives” means as set forth in the Companies Law, ~~regardless~~as well as any executive manager of ~~whether such Office Holder is~~the Company directly reporting to the CEO, if employed by ~~the Company or~~ an Affiliate ~~thereof~~. .

2.11.	“Other Executive” means any Executive other than the CEO and a C-Level Executive.

2.12.	“Person” means (whether or not a capitalized term) any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, estate, unincorporated organization or other entity.

2.13	“Terms of Office and Engagement” means as defined in the Companies Law.

2.~~12~~14.	Terms not otherwise defined herein shall have the meaning ascribed to them in the Companies Law, unless the context dictates otherwise. To the extent any provision herein conflicts with the conditions of any Applicable Law, the provisions of the Applicable Law shall prevail over this Policy and the Board is empowered hereunder to interpret and enforce such prevailing provisions. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. References to any law or regulation, rule or ordinance, including any section or other part thereof, shall refer to that as amended from time to time and shall include any successor law. The use of captions and titles in this Policy is for the convenience of reference only and shall not affect the meaning of any provision of this ~~Plan~~Policy.

2.~~13~~15.	Nothing in this Policy shall confer upon any person, including, any Executive, any rights, entitlements, benefits or remedies whatsoever, including any right or entitlement to any compensation, remuneration or benefits of any kind or nature or to interfere with or limit in any way the right and authority of the Company or any its Affiliates to determine any compensation, remuneration or benefits or to terminate the service or employment of any Executive. The Terms of Office and Engagement of an Executive shall only be as set in an agreement between such Executive and the Company or its Affiliates or in a written undertaking of the Company or its Affiliates or in a resolution of the relevant organ of the Company or such Affiliate setting forth the Terms of Office and Engagement and their applicability to the relevant Executive, and, in each case, as prescribed by Applicable Law. No representation or warranty is made by the Company in adopting this Policy, and no custom or practice shall be inferred from this Policy or the implementation thereof, which is specific and applied on a case-by-case basis.

2.~~14~~16.	To the extent that an Executive’s engagement or service is effected pursuant to an agreement between the Company or any Affiliate thereof, on the one hand, and an Affiliate of the Executive, on the other hand, then this Policy shall apply, mutatis mutandis, to the same extent as if the service or engagement would have been made pursuant to an agreement with the Executive personally. To the extent that an Executive’s engagement or service is not through employment relations with the Company or any Affiliate thereof then this Policy shall apply, mutatis mutandis.

2.~~15~~17.	To the extent that after the date on which this Policy is approved in accordance with the Companies Law relief is granted as to the mandatory or minimum requirements prescribed by Applicable Law to be included in a Compensation Policy as of the date hereof, or any limitation contained in this Policy is more stringent than that required by Applicable Law, than such relief or less stringent limitation shall be deemed incorporated by reference into this Policy notwithstanding anything else to the contrary, unless otherwise determined by the Board.

2.18.	Terms of Office and Engagement of any Executive that were in effect prior to the date of adoption of this Policy, and were in compliance with prior compensation policies, will remain in effect even if those may not be in compliance, in full or in part, with this Policy.

3.	Administration

3.1.	To the extent permitted under the Companies Law, this Policy shall be administered by the Board, unless and to the extent an action necessary for the administration of this Policy is required under the Companies Law to be taken by the Committee (and in any such event, all references herein to the Board shall be construed as references to the Committee).

3.2.	Subject to the terms and conditions of this Policy and any mandatory provisions of Applicable Law, and in addition to the Board’s powers provided elsewhere in this Policy and by the Companies Law, the Board shall have full authority in its discretion, from time to time and at any time, to determine any of the following:

(a)	to interpret the Policy;

(b)	prescribe, amend and rescind rules and regulations relating to and for carrying out the Policy, as it may deem appropriate; and

(c)	any other matter which is necessary or desirable for, or incidental to, the administration of the Policy and any determination made pursuant thereto.

4.	General Considerations

4.1.	This Policy is made, and the Terms of Office and Engagement determined pursuant hereto shall be determined, on the basis of various considerations, including those listed below.

4.1.1.	The Compensation Policy was designed, among other things, to ensure the Company’s ability to recruit and retain the highly talented management personnel that have the appropriate qualifications needed by the Company, which is a key element for the Company’s success. The Company believes that in order to attract and retain competent and skilled Executives that would support the efforts to create shareholder value, the Executives’ Terms of Office and Engagement should generally be comparable to Executives in comparable companies. In certain circumstances, in order to attract and retain unique talents that are considered by the Company as such, the Terms of Office and Engagement may exceed the above levels.

4.1.2.	Promoting the Company’s objectives, its business plan and its long-term strategy. The Company believes that attracting and retaining Executives that have appropriate qualifications is one of the key elements to the Company’s success. In order to attract and retain Executives that possess skills, experience, professional capabilities and motivation that would support the Company’s efforts to increase shareholder value, the Terms of Office and Engagement under which such Executives are retained should be competitive, should reflect the anticipated contribution of such Executives to the Company and its business, should reflect the scope of authority and responsibilities of the Executive and should create adequate incentives for such Executives to dedicate their full attention, skills and efforts to the success and growth of the Company.

4.1.3.	Creating appropriate incentives to the Company’s Executives, considering, among other factors, the Company’s risk management policy. In this respect, the Company will strive to create balanced compensation arrangements under which an Executive will be motivated to contribute to the achievement of the Company’s targets by creating a link between performance and compensation. On the other hand, attention will be given to the need to allocate an appropriate portion to compensation that is not based on performance with a view to maintaining caution as to the tolerance of risk management. In addition, the Company believes that the Terms of Office and Engagement should reflect a balance between short-term and long-term achievements, between personal performance of an Executive and performance of the Company or specific divisions or regions of the Company, between past performance and future performance and taking into account various other considerations that are appropriate in each individual case. Moreover, the Company believes that the Terms of Office and Engagement of each Executive are both a reflection of the Company’s general policies and the individual circumstances relating to the hiring and retention of such Executive, and therefore, there may be variations between the Terms of Office and Engagement of different Executives.

4.1.4.	The size of the Company and the nature of its operations. The Company operates in an advanced international environment and in markets that are dynamic and are continuously in flux, offering multiple and different challenges. Accordingly, in connection with the determination of the Terms of Office and Engagement of each Executive, appropriate attention should be given to the particular circumstances and challenges of such Executive.

4.1.5.	The Terms of Office and Engagement of an Executive should generally be determined after consideration is given to the terms offered to comparable Executives in comparable companies, to the extent such information is readily available, with a view to the Company’s ability to offer competitive terms and attract and retain competent and capable Executives.

4.2.	The Terms of Office and Engagement of an Executive may include a combination of various components, such as: salary and auxiliary payments and benefits, annual bonuses, special bonuses, equity or equity-linked awards, expense reimbursement, relocation reimbursement, retirement, termination of service and change of control arrangements, insurance, exculpation and indemnification, and compensation and benefits mandated by Applicable Law. In each instance, the appropriate components should be considered, and not necessarily all of the above-mentioned components need be included.

5.	Specific Considerations in the determination of Terms of Office and Engagement

With a view to achieving the general purpose and intent of the considerations as set forth in Section 4, the Terms of Office and Engagement of an Executive shall be predominantly based on the following considerations:

5.1.	The education, qualification, skills, expertise, professional experience, accomplishments, references, reputation and achievements of the Executive;

5.2.	If applicable, the experience, references, reviews, achievements and sustained performance of the Executive overtime with the Company and its Affiliates;

5.3.	The seniority, tenure and duration of employment with or service to the Company or its Affiliates;

5.4.	The job function, organizational level, position and areas of and scope of responsibility and authority of the Executive;

5.5.	The obligations, responsibilities, roles and objectives imposed on the Executive under Applicable Law;

5.6.	The need to attract and retain Executives who have relevant skills, experience, know-how or unique expertise;

5.7.	Prior Terms of Office and Engagement with the Company and its Affiliates or previous employers;

5.8.	The then current and prospective condition of the Company’s business, affairs, budget, operations, activities, liabilities, financial results, plans and strategy;

5.9.	Geographical location and region of activity, and the then common employment or compensation practices in the industry and/or the relevant geographical location, region of activity or jurisdiction;

5.10.	The terms of compensation of other groups of employees of the Company and its Affiliates that are determined to be relevant;

5.11.	The employment or compensation practices of comparable companies. The extent to which reference to comparable companies shall be required, as well as the parameters for determination of the identity of the companies which are comparable, shall be examined in each instance. Such parameters may include: the field of operation or industry, public or privately held companies, size, local or global operations, business condition, numbers of years of operations and jurisdiction of incorporation or of the executive headquarters;

5.12.	Intra-organizational implications, including impact on other relevant employees of the Company and its Affiliates;

5.13.	The ratio between the cost of the Terms of Office and Engagement of the Executive and the total cost of salary (as such term is defined in the Companies Law) of other employees of the Company, and specifically the average and median total cost of salary (as such term is defined in the Companies Law) of other employees of the Company (including, for purposes of this section, those engaged through manpower companies), and the effect of such differences on the employment environment in the Company;

5.14.	If the Terms of Office and Engagement include variable components, inclusion of provisions reducing variable components, and setting a limit on the exercise value of an equity variable component, all at the Board’s discretion;

5.15.	If the Terms of Office and Engagement include termination benefits, the period of employment or service of the Executive, the Executive’s Terms of Office and Engagement during such period, the performance of the Company (or the applicable Affiliate or division) during such period, the Executive’s contribution towards the Company’s achievement of its goals and maximizing its ~~profits~~financial results, and the circumstances of termination;

5.16.	If the Terms of Office and Engagement include equity or equity-linked components, the value thereof and the anticipated incentive associated with such components;

5.17.	Any requirements prescribed by the Companies Law, U.S. securities laws and NASDAQ or other stock exchange rules, and any other Applicable Law, from time to time;

5.18.	General goals and objectives of the Company (or if applicable, the relevant Affiliate or division) and incentivizing the Executive to reach and achieve these goals;

5.19.	The specific goals or targets defined for the Executive or for which such Executive is recruited or retained and incentivizing the Executive to reach and achieve these goals; and

5.20.	Such other considerations as are deemed relevant or applicable in the circumstances.

The determination shall be made on the basis of all or part of the foregoing considerations and the weight of any particular consideration shall be as determined in the particular instance and based on the specific circumstances.

The Company may, but shall not be required to, obtain advice from advisors and professionals for the purpose of assessing and determining the above considerations as the Company deems necessary, including, for the purpose of gathering relevant data, market research, labor practices and economic/cost analysis.

6.	Components of Terms of Office and Engagement of an Executive

The Terms of Office and Engagement of an Executive may include a combination of all or any part of the following components. In each instance, consideration shall be given as to which components are appropriate and their respective weight. Any deviation of up to 10% from the ratios and caps set forth in this policy shall not be deemed as a deviation from this Policy.

6.1.	Fixed Compensation

6.1.1.	Base Salary

6.1.1.1.	The starting base salary of an Executive shall be determined during the course of negotiations for his/her employment in the Company, conducted by the person who will directly supervise him/her (for the CEO, the Chairman of the Board, and for the other Executives, the CEO). The base salary will be determined personally for each Executive based on the considerations detailed in Section 5. The annual (gross) base salary shall not exceed ILS 1,~~300~~400,000 for the CEO ~~and~~ , ILS 1,100,000 for Israel-based C-Level Executives, USD 350,000 for U.S.-based C-Level Executives, ILS 850,000 for ~~Executives other than the CEO. The Executives’ salary may be linked to any relevant index.~~Israel-based Other Executives, and USD 275,000 for U.S. -based Other Executives.

6.1.1.2.	In order to retain Executives, the Executives’ base salary shall be reviewed annually, taking into consideration the challenges of the given year and the following year, the complexity of the Executives’ roles, their scope, performance and importance to the ~~Company’s performance~~Company, all based upon the general considerations specified above.

6.1.2.	Additional Benefits and Terms:

The Terms of Office and Engagement of an Executive will include benefits or entitlements mandated by Applicable Law and may include benefits generally acceptable in the local market or industry or generally available to other employees of the Company (or any applicable Affiliate or division) in accordance with Company policies, including (without limitation) the ~~following benefits:~~benefits, listed below. For avoidance of doubt, Executives who are based outside of Israel may receive other similar, comparable, or customary benefits as applicable in the relevant jurisdiction in which they are employed.

(a)	Pension, including 401K

(b)	Further education fund

(c)	Severance pay

(d)	Managers insurance

(e)	Medical insurance (including vision and dental) and life insurance, including with respect to immediate family members

(f)	Disability insurance

(g)	Periodic medical examination

(h)	Leased car or company car (as well as bearing the cost of related expenses or reimbursement thereof), or the value of the use thereof, or transportation allowance. The Company shall not gross up the leased car use value.

(i)	Telecommunication and electronic devices and communication expenses, including (without limitation) cellular telephone and other devices, personal computer/laptop, Internet, or the value of the use thereof.

(j)	Paid vacation and the number of vacation days that may be accrued, including, if applicable, the redemption thereof

(k)	Sick days

(l)	Holiday and special occasion gifts

(m)	Recuperation pay

(n)	Expense reimbursement (including domestic and international travel expenses and per diem payments)

(o)	Payments for meals during working hours, according to the Company’s policy for all employees

(p)	Payments or participation in relocation and related costs and expenses

(q)	Loans or advances (subject to Applicable Law)

(r)	Professional or academic courses or studies

(s)	Newspaper or online subscriptions

(t)	Professional membership dues or subscription fees

(u)	Professional advice or analysis (such as pension, insurance and tax)

(v)	Exculpation and indemnification to the fullest extent permitted by Applicable Law

(w)	Directors’ and officers’ liability insurance (“D&O Insurance”) covering persons serving at present or in the future, from time to time, as directors and Executives of the Company and its subsidiaries (including those who also serve as officers, directors or employees of a controlling shareholder), to the fullest extent permitted by Applicable Law, including extensions, renewals or replacement thereof.

Subject to Applicable Law, the acquisition, extension, renewal or replacement of D&O Insurance may be approved solely by the Committee provided that (i) the maximum aggregate limit of liability pursuant to the D&O Insurance (including Side “A” coverage) shall be not more than US$50,0000,000 (fifty million U.S. Dollars) for each D&O Insurance period; and (ii) the Committee has determined that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of cover and the market conditions, and that the D&O Insurance is on market terms and shall not have a material impact on the Company’s profitability, assets or liabilities.

(x)	D&O Insurance with respect to specific events, such as public offerings, or with respect to periods of time following which the then existing insurance coverage ceases to apply, such as “run-off” coverage in connection with a Change of Control Event.

•	The Company may extend the D&O Insurance, as in effect from time to time, to include cover for liability pursuant to a future public offering of securities.

Subject to Applicable Law, the D&O Insurance, as well as the additional premium, shall be approved by the Committee (and, if required by law, by the Board), which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of cover and the market conditions, and that the extended D&O Insurance is on market terms and shall not have a material impact on the Company’s profitability, assets or liabilities.

•	Subject to Applicable Law, upon circumstances to be approved by the Committee (and, if required by law, by the Board), the Company shall be entitled to enter into a “run off” liability insurance of up to seven (7) years, with the same insurer of the D&O Insurance or any other insurance (the “Run Off Coverage”); provided that (i) the maximum aggregate limit of liability shall be not more than US$50,000,000 ($50 million U.S. Dollars) for the term of the policy; and (ii) the Run Off Coverage shall be approved by the Committee (and, if required by law, by the Board) and the Committee shall have determined that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of cover and the market conditions, and that the Run Off Coverage is on market terms and shall not have a material impact on the Company’s profitability, assets or liabilities.

Any of the above benefits may include gross up of taxes and mandatory payments required to be made by Applicable Law.

6.1.3.	Termination Payments

Executives’ termination payments may include:

6.1.3.1.	Advance Notice. Advance notice of termination, not exceeding the higher of (i) the period required by Applicable Law and (ii) up to four (4) months for Executives other than the CEO and six (6) ~~month~~months for the CEO. During this period the Executive will be entitled to payment of full compensation, including benefits, and may be requested to continue working at the discretion of the Company. The Company may waive an Executive’s services during the advance notice period and pay the Executive in lieu thereof, including the value of benefits.

6.1.3.2.	Termination payment. Upon special circumstances a Special Bonus (as defined under 6.2.3.2 below) ~~maybe~~may be payable ~~pursuant to~~in connection with the retirement or termination of an Executive’s ~~termination.~~employment.

6.2.	Variable Compensation

6.2.1.	The Company believes that the Terms of Office and Engagement should reflect a balance between short-term and long-term achievements, between personal performance of an Executive and performance of the Company or specific divisions of the Company, between past performance and future performance and taking into account various other considerations that are appropriate in each individual case. Therefore, the Company believes that the ratio between an Executive’s “fixed compensation” (comprised of base salary and benefits) to “variable compensation” (including, without limitation, annual cash bonuses and the value of equity-based compensation granted during the calendar year, but excluding one-time cash awards such as special bonuses and termination bonuses), with respect to any given calendar year, may be up to 1:2 for the CEO (i.e., the total variable compensation may be up to two times the total fixed compensation paid to the CEO in any calendar year~~) and up to 1:1 for Executives other than the CEO~~), up to 1:1.5 for C-Level Executives (i.e., the total variable compensation may be up to one and a half times the total fixed compensation paid to the C-Level Executive in any calendar year), and up to 1:1 for Other Executives (i.e., the total variable compensation may be up to one time the total fixed compensation paid to the ~~executive~~Other Executive in any calendar year).

6.2.2.	Subject to Applicable Law, the following shall be authorized to determine the measurable criteria in the case of variable compensation (cash and equity-based) that is based on measurable criteria, provided that the criteria is consistent with this Policy:

Executive	Authorized Body
Executive other than the CEO	CEO
CEO	Committee and Board

The CEO shall inform the Committee of any awards to Executives (other than the CEO) determined by the CEO in accordance with the authority granted under this Section 6.2.2 at the first Committee meeting to be held after the determination by the CEO of each such award.

Subject to Applicable Law, the Committee and Board shall determine and approve if and to what extent the measurable criteria (determined in accordance with the authority granted under this Section 6.2.2) have been achieved with respect to the CEO and all other Executives.

6.2.3.	Bonuses. Bonuses may include plan-based annual bonuses and other bonuses:

6.2.3.1.	Annual Bonus. Executives may be incentivized through an annual bonus program that sets performance targets based on their role and scope.

(a)	With respect to each year, a bonus plan (the “Bonus Plan”) may be prepared for each Executive, as provided in clause (b) below, subject to Sections 6.2.1. The Bonus Plan may, but shall not be required to, be set out in individual agreements with the applicable Executives.

(b)	The Bonus Plan will be comprised primarily of a measurable component and a small portion may be evaluation based, as follows:

(i)	Measurable Component: A significant portion of the annual bonus, not less than 80%, shall be determined based on ~~measureable~~measurable criteria, as follows.

●	1.	Company Performance Criteria. Quantifiable and measurable Company performance criteria shall be determined and shall be the same for all Executives. The extent of meeting these measures shall determine 80% of the total bonus for the CEO and 40% of the total bonus for other Executives.

●	2.	Individual Performance Criteria. Quantifiable and measurable key performance indicators (KPIs) shall be determined for each Executive other than the CEO separately, in accordance with his/her position. The extent of meeting these measures shall determine 40% of the total bonus of an Executive other than the CEO. No ~~personal measures~~Individual Performance Criteria shall be determined for the CEO.

●	3.	The Committee may determine, based on the recommendation of the CEO, to increase the proportion of the Individual Performance Criteria (up to 80%) in special cases in which it deems the Executive’s role in the field of sales or special projects to be affecting specific KPI(s), in such case the Company Performance Criteria may not apply.

Measurable criteria may include the following: financial measures (such as net revenues; sales turnover, operating profit, percentage of operating profit, EBITDA, net profit, operating profit; earnings per share (EPS) and cash flow); obtaining regulatory approvals from the authorities in the target markets; achievement of operational, organizational and/or managerial goals, achievement of clinical and/or R&D milestones; quality objectives; success in raising capital; meeting the Company’s budget; business development goals; and mergers and acquisitions. Each such criteria may constitute up to 50% of each of the total Company and individual performance criteria~~.~~ except that the Committee may determine that this provision may not apply to the annual bonus of an Executive other than the CEO with respect to whom the Individual Performance Criteria has been increased on the account of decreasing the Company Performance Criteria in accordance with Section 6.2.3.1(b) (i)(3) above.

(ii)	Discretionary Component (Managerial Appraisal): The Company may determine that a portion of an Executive’s annual cash bonus will be based on the evaluation of an Executive’s performance (by the Board in the case of the CEO and by the CEO in the case of all other Executives) in terms that are not measurable but which have a contribution to the Company’s long-term performance. The managerial appraisal will determine 20% of an Executive’s total annual bonus.

(c)	The following will be considered when determining the allocation of the above criteria, which may differ from one Executive to another: (i) emphasizing the high level of accountability to overall Company performance and financial results expected of each Executive; (ii) creating a personal link between each Executive’s compensation and the achievement of the corporate goals; and (iii) driving individuals to a high-performance culture.

(d)	The criteria and the method of measuring the criteria underlying the bonuses may differ from period to period and from one Executive to another.

(e)	The payment of any annual bonus to any Executives under the Bonus Plan for a given year shall be subject to a minimum percentage of achievement of the Company performance criteria for such calendar year, less than which percentage Executives shall not be paid any annual bonus whatsoever for such calendar year; the minimum percentage is 70%, provided that average minimum percentage of achievement of the Revenue and EBITDA criteria in that given year is at least 80%. The Committee may determine that this provision may not apply to the annual bonus of an Executive with respect to whom, the Individual Performance Criteria has been increased on the account of decreasing the Company Performance Criteria in accordance with Section 6.2.3.1(b) (i)(3) above.

(f)	The maximum bonus amount per year under the Bonus Plan that an Executive will be entitled to receive for any given calendar year may not exceed ten (10) (gross) monthly salaries for the CEO and six (6) (gross) monthly salaries for an Executive other than the CEO~~.~~ that are not in sales positions, and seven (7) (gross) monthly salaries for Executive other than the CEO that are in sales positions.

(g)	The aggregate amount of the Annual Bonuses to be granted to all of the Executives Officers, with respect to a specific fiscal year, shall not exceed 10% of the EBITDA for such year.

(h)	To the extent applicable, the Bonus Plan may be revisited during the annual period, including in order to account for significant changes in the Company’s business or operations or material changes in the market(s) in which the Company operates during such year. Without limiting the foregoing, the authorized body shall be entitled to reduce or cancel an Executive’s annual bonus at his or its discretion.

(i)	An Executive whose employment shall commence during a bonus year will be entitled to a pro-rated bonus, provided that the Executive has been employed for at least four months during the bonus year; provided, however, that under special circumstances, the authorized body may determine that an Executive whose employment was for less than four months during the bonus year shall be entitled to a pro-rated bonus. An Executive whose employment terminated during a bonus year (including upon a Change of Control Event) may be entitled to a pro-rated bonus for that year, other than if the employment was terminated for Cause (as such term shall be defined in the Executive’s individual agreement and in the absence thereof, as defined in the Equity Plan), in which case an Executive shall not be entitled to an annual bonus.

6.2.3.2.	Special Bonuses

(a)	An Executive may be awarded a special cash bonus under special circumstances (“Special Bonuses”). Special Bonuses shall be payable in recognition of the achievement by the Company (or the applicable Affiliate or division) or the Executive of specific goals (which may be similar to performance criteria as described above under “Annual Bonus”) or the occurrence of specific events or in recognition of the Executive’s special contribution to key Company developments and activities (such as, without limitation, execution of projects not within the scope of the annual work plan, special efforts to execute a project within the scope of the annual work plan and special contribution to the Company’s success and promotion of its goals), as well as to enable the Company to adapt to specific or unaccounted for changes or events that occur during the year, or as a termination or signing cash bonus or in specific special circumstances.

(b)	The Special Bonus payable to an Executive may be up to three (3) times the monthly gross base salary in any calendar year (in addition to any annual bonus (if any)). Moreover, with respect to the CEO such Special Bonus including the Discretionary Component of the Bonus Plan shall not exceed, with respect to any calendar year, three (3) times the monthly gross base salary.

(c)	The amount of the Annual Bonus and the Special Bonus together in any calendar year shall not exceed twelve (12) salaries for the CEO and eight (8) salaries for Executives other than the CEO.

6.3.	Equity-Based Compensation

6.3.1.	Equity-based awards may be granted to Executives under the Company’s 2011 Israeli Share Award Plan (as may be amended from time to time) and such other equity plans for employees of the Company or its Affiliates that the Company may adopt from time to time (the “Equity Plans”). Equity-based awards may include options to purchase shares of the Company and share appreciation rights that may be granted under applicable tax regimes.

6.3.2.	The maximum value of all equity-based awards, in the aggregate, that may be granted to a particular Executive on an annual basis shall not exceed 14 times the monthly (gross) base salary of an Executive in the case of the CEO and 8 times the monthly (gross) base salary of an Executive in the case of all other Executives. ~~The maximum~~For the purposes of this paragraph, the value of an equity-based award shall be determined ~~as of the date of grant, other than cash-settled~~by the annualized equity-based ~~awards, which shall be determined as of the date of payment. The value of Executives’ equity-based awards will be determined~~compensation expenses, to accounted by the Company in accordance with generally accepted ~~valuation and~~ accounting principles, ~~as they apply to the relevant type of~~associated with all equity-based award~~.~~ granted to an Executive in a particular year.

6.3.3.	Equity-based awards to Executives shall be subject to an overall vesting period~~, as applicable,~~ of no less than four years, with a minimum period of one (1) year from the date of grant prior to the vesting of the first tranche. Each award will vest in four equal annual installments, which will be equivalent to 25% of the award, whereby the first (1) vesting installment shell be on the first (1) anniversary of the date of grant. The maximum term of any equity-based award (prior to its expiration) shall be ten (10) years from the date of grant.

6.3.4.	With respect to an equity-based award that includes an exercise price – the exercise price shall be equal to the higher of (i) the average closing price of the Company’s ordinary shares on the Tel Aviv Stock Exchange or NASDAQ, as applicable, during the 30 trading days prior to the date of grant; and (ii) the closing price of the Company’s ordinary shares on the Tel Aviv Stock Exchange or NASDAQ, as applicable, on the date of grant;

6.3.5.	The Company may determine to accelerate the vesting or continue the vesting and/or the exercise eligibility of an Executive’s equity-based awards after termination of such Executive’s employment, service or engagement or upon a Change of Control Event, all in accordance with the provisions of the Equity Plans.

6.3.6.	The Board and/or the Committee may amend other terms of an Executive’s grant(s) to the extent provided in the applicable Equity Plan and subject to Applicable Law.

6.4.

Subject to Applicable Law, a non-material annual amendment of up to 10% to the Terms of Office and Engagement of an Executive who is subordinate to the CEO (as compared to those approved by the Committee) shall not require the approval of the Committee, provided that such amendment was approved by the CEO and the amended engagement terms are consistent with this Policy.

The CEO shall inform the Committee of any amendment to the Terms of Office and Engagement of any such Executive approved by the CEO in accordance with the authority granted under this Section 6.4 at the first Committee meeting to be held after the approval by the CEO of each such amendment.

6.5.	~~An annual~~Subject to Applicable Law, a change, or aggregate changes, of up to 10% in the Terms of Office and Engagement of the CEO in comparison to the Terms of Office and Engagement of the CEO, which were the most recent to be approved by the shareholders of the Company, shall only require the approval of the ~~Compensation~~ Committee and the Board of Directors. Any such change(s) in the total compensation that is greater than 10% shall require the approvals required by ~~applicable~~Applicable Law.

7.	Recoupment

The Terms of Office and Engagement of an Executive shall include provisions that require an Executive to repay to the Company amounts paid to such Officer Holder as part of the Terms of Office and Engagement, if they were paid on the basis of figures that later transpire to be incorrect and were restated in the Company’s financial statements. The ~~Compensation~~ Committee shall be entitled to determine the amounts and conditions of such repayment, which may include terms under which (i) repayment will be made either on a pre-tax basis or an after-tax basis, unless and to the extent the Executive was able to recoup tax payments made with respect to the amounts to be repaid, (ii) no repayment obligation shall arise after the lapse of a period of time of no less than three years from the date on which the original payment was made, (iii) the period of time of no more than 12 months over which the repayment payments to the Company shall be made and the ability to make the repayment in installments or (to the extent permitted under Applicable Law) as a set-off against cash compensation paid by the Company to the Executive during such period , (iv) no repayment obligation shall arise in the event that the reason or basis for the restatement was due to changes in the Applicable Law, including generally acceptable accounting principles or financial reporting standards; and (v) such other provisions as determined in each case, subject to Applicable Law. Nothing in this Section 7 shall derogate from or limit any other or similar provisions imposed on an Executive by Applicable Law, including, securities laws.

8.	Effectiveness; Term

8.1.	The Policy shall take effect upon its approval in accordance with the Companies Law.

8.2.	The term of this Policy shall not be limited in time, except that it will terminate at the earlier of (i) such time that the Policy is no longer in effect under the Companies Law, or (ii) such time that the Policy is terminated by the Board, to the extent that the Board has the power under the Companies Law to terminate the Policy, or (iii) such time that the determination of Terms of Office and Engagement of Executives is not required to be made pursuant to a Compensation Policy under the Companies Law, including, without limitation, in the event that the Company ceases to be a Public Company (as defined in the Companies Law), in which case this Policy shall have no effect with respect to Terms of Office and Engagement of Executives with respect to the period after the Company ceases to be a Public Company.

9.	Non-Exclusivity of this Policy

9.1.	Neither the adoption of this Policy or any amendment thereof nor the submission of this Policy or any amendment thereof to shareholders of the Company for approval (to the extent required under the Companies Law), shall be construed as creating any limitations on the power or authority of the Board or the Committee to adopt such other or additional incentive or other compensation arrangements of whatever nature as they may deem necessary or desirable or preclude or limit the continuation of any other policy, practice or arrangement for the payment of compensation or fringe benefits to employees generally, or to any class or group of employees, which the Company or any Affiliate now has lawfully put into effect, including, without limitation, any retirement, pension, savings and stock purchase plan, insurance, death and disability benefits and executive short-term or long-term incentive plans.

9.2.	The Terms of Office and Engagement of an Executive may contain such other terms and conditions that are not inconsistent with this Policy (to the extent required by the Companies Law).

10.	Governing Law

This Policy shall be governed by the laws of the State of Israel, excluding its conflict of law rules, except with respect to matters that are subject to tax or labor laws in any specific jurisdiction, which shall be governed by the respective laws of such jurisdiction. Certain definitions, which refer to laws other than the laws of such jurisdiction, shall be construed in accordance with such other laws.

11.	Severability

If any provision of this Policy shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction. In addition, if any particular provision contained in this Policy shall for any reason be held to be excessively broad as to duration, geographic scope, activity or subject, it shall be construed by limiting and reducing such provision as to such characteristic so that the provision is enforceable to fullest extent compatible with the Applicable Law as it shall then appear.

Adopted by the Company’s Board of Directors: ~~August 11, 2020~~[●], 2022

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